Exhibit 99.1
FOR IMMEDIATE RELEASE
Transition Therapeutics Announces Completion of Phase I Clinical
Studies with Alzheimer’s Disease Drug Candidate ELND-005/ AZD-103
TORONTO, ON, August 30th, 2007 — Transition Therapeutics Inc. (“Transition”) (NASDAQ: TTHI, TSX: TTH) announced today the completion of Phase I clinical studies with Alzheimer’s disease drug candidate ELND-005/ AZD-103. Transition and its development partner Elan Corporation, plc. (“Elan”) (NYSE: ELN) have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND-005/ AZD-103 in healthy volunteers. Orally administered ELND-005/ AZD-103 may act through the unique mechanism of preventing and reversing the fibrilization of beta-amyloid in preclinical studies, presumed to be the toxic peptide in the brain of Alzheimer’s patients. ELND-005/ AZD-103 is well positioned as a potential Alzheimer’s therapy as it is a small molecule that crosses the blood brain barrier and has exhibited a favourable safety profile.
“We are very pleased with the Phase I data showing that the drug is safe and well tolerated at all doses examined and achieves levels in the CSF and brain that have been shown to be effective in breaking down beta-amyloid fibrils in preclinical studies” said Dr. Tony Cruz, CEO of Transition. “ELND-005/ AZD-103 continues to show very favourable properties for the treatment of Alzheimer’s disease.”
Approximately 110 subjects have been exposed to ELND-005/ AZD-103 in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND-005/ AZD-103 was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND-005/ AZD-103 was also shown to be orally bioavailable, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease. The pharmacokinetic data and safety data obtained in the Phase I studies will be used to select the appropriate doses for the Phase II studies.
The next steps in the development of ELND-005/ AZD-103 will be submission of data supporting Phase II studies to the FDA. Transition and Elan anticipate starting Phase II by the end of 2007 or early 2008.
About Transition
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND-005/ AZD-103 for the treatment of Alzheimer’s disease and regenerative therapies E1-I.N.T.TM and GLP1-I.N.T.TM for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control, adverse events that would require clinical trials to be prematurely terminated, clinical results that indicate continuing clinical and commercial pursuit of ELND-005/ AZD-103 is not advisable, the fact that the results from completed Phase I clinical trials are not always indicative of those seen in future clinical trials, and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.
For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Mr. Elie Farah
Chief Executive Officer	CFO and VP Corporate Development
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com
For further information on Elan, visit www.elan.com.